

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

January 4, 2006

<u>Via U.S. Mail and Fax</u>
Robert C. Lewis
Senior Vice President
Hughes Communications, Inc.
19 West 44th Street, Suite 507
New York, New York 10036

   **Re: Hughes Communications, Inc.
     Form S-1
     Filed December 5, 2005
     File No. 333-130136**

Dear Mr. Lewis:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1. Please clarify whether you are registering under the Securities Act the distribution of your common stock by SkyTerra Communications in a spin-off transaction. In this regard, it is unclear whether you are registering these shares under the Securities Act and paying a filing fee according to the guidance in Staff Legal Bulletin No. 4, including footnote (4). For example, the statements in the

"Explanatory Note" and on the information statement cover page do not explicitly state whether the information statement relating to the spin-off transaction also constitutes a prospectus. Please advise or revise.

2.   We note a number of blank spaces throughout your information statement and rights offering prospectus regarding the terms of the subscription rights, among other things. Please include this disclosure in your revised Form S-1 as soon as practicable. We may have significant additional comments once you have provided this disclosure.

3.   Please file your exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

4.   Please mark the box on the facing page of the registration statement to indicate that the company is relying on Rule 415 to offer securities underlying the subscription rights.

5.   We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Northern Sky Research, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Distribution Information Statement

Summary, page 1

General

6.   The introductory paragraph contains information that is important to understanding the entities and transactions involved in the spin-off and the structure and ownership of the company after the transactions. Please remove this information from the dense, italicized paragraph and include charts or tables that illustrate the entities, their assets and their ownership structure in the steps leading up to and occurring immediately after the spin-off transaction. For example, show Hughes Communications as it currently exists as well as its organizational and ownership structure after the HNS acquisition, the spin-off, and the rights offering. This is just an example. Please revise so that your disclosure of the entities involved in the transactions is easier to understand.

Robert C. Lewis
Senior Vice President
Hughes Communications, Inc.
January 4, 2006
Page 3

7.   Your document is difficult to understand due to your reliance on defined terms,
        acronyms and industry jargon. Please generally revise your registration statement
        to eliminate technical and business jargon from the forepart of the prospectus and
        to reduce the amount of jargon throughout the rest of the prospectus.

        In addition, please avoid using industry abbreviations such as VSAT, SME, and
        SOHO, and replace these abbreviations with easily understood terms.

8.   Please revise to decrease the length of your summary. Your summary should
        provide a clear, concise, balanced and accurate description of the most material
        aspects of you and your transaction. Much of the disclosure you currently include
        is too detailed for the summary and is more appropriate for discussion in the
        Business section. For example, consider eliminating or substantially reducing the
        extensive discussion of your business strengths, strategy, services, and products,
        which is more appropriate for your business section. Also consider reducing the
        description of the company to a few paragraphs summarizing your business
        operations. These are just examples. We may have further comments once you
        have revised and reduced your summary.

9.   As part of your revisions, ensure your summary disclosure provides a balanced
        picture of your operations and financial condition, including a brief discussion of
        the following:

        • the fact that you operate in a highly regulated industry;
        • the history of net operating losses of Hughes Networks and Skyterra
          Communications;
        • the fact that Hughes Networks is "significantly leveraged" (page 26), with
          total indebtedness of approximately $383.2 million as of September 30, 2005;
        • Hughes Networks' settlement with the U.S. Department of State regarding
          alleged violations of the International Traffic in Arms regulations and possible
          liability of up to $5 million in damages as a result of non-performance of
          contracts in China and Korea; and
        • the recent impairment charge related to the change in the SPACEWAY
          business plan.

Our Business, page 1

10.   Please clarify here that, while SkyTerra will no longer own shares of your capital
        stock, the controlling shareholders of SkyTerra (the Apollo Shareholders) will
        also control Hughes Communications. Also make corresponding changes under
        the question and answer: "What will the relationship between Hughes
        Communications and SkyTerra be after the distribution?" (page 14), the risk

factor: "The Apollo Stockholders will beneficially own a majority of our voting stock" (page 31), and elsewhere in the document.

11.   Revise to include factual support for the statement that HNS is a "leading developer, manufacturer, installer and provider of advanced satellite based networks and services…."

12.   When listing representative customers, please disclose how material they are to you by stating the percentage of revenues attributable to each customer or the customers as a whole.

The Commitment Letter, page 5

13.   Please use a more descriptive subheading to describe the $100 million loan from the Apollo stockholders for the acquisition of HNS and the agreement to conduct a rights offering to repay the loan.

The Rights Offering, page 6

14.   Please disclose the percentage ownership of the Apollo stockholders in the company after the spin-off, as well as the minimum and maximum ownership of the Apollo stockholders following the rights offering.

Risk Factors, page 15

General

15.   Several of the risk factors overwhelm the reader with too much detail, such as: "The network communications industry is highly competitive…" (page 15) and "HNS faces new risks associated with its SPACEWAY satellite" (page 18). Please place discrete risks in their own risk factors and provide only as much detail as necessary to put the risks in context.

Special Note Regarding Forward-Looking Statements, page 32

16.   Because this document relates to your initial public offering, you may not refer to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please remove the references to those sections.

Pro Forma Condensed Consolidated Financial Statements of Hughes Communications,
page 39

17.   Please tell us your basis for determining that the spin-off of Hughes Network
        Systems is a pro rata distribution to owners. We note that preferred shareholders
        and warrant holders will also receive shares in the distribution.

18.   We note that you refer to a valuation report prepared by an independent third-
        party. While you are not required to make reference to this independent third-
        party valuation, when you do, you should disclose the name of the expert and
        include the consent of the expert if the reference is made in a 1933 Act filing.
        Your disclosure should explain the method and significant assumptions used in
        the valuation. Revise to comply and tell us in your response letter the name of the
        expert. Please comply with this comment in all areas of the document where you
        refer to an appraisal.

19.   We note from your disclosure that the purchase price allocation of HNS is
        preliminary. Accordingly, please revise to identify significant liabilities, tangible
        and intangible assets likely to be recognized and disclose uncertainties regarding
        the effects of amortization periods assigned to the assets acquired.

20.   Pro forma adjustments 8a and 8b reflect management's decisions subsequent to
        the acquisition of HNS. Please delete these adjustments or tell us why you
        believe they meet the criteria in Article 11 of Regulation S-X.

21.   Pro forma adjustment 9, which eliminates severance expense associated with the
        2004 staff reduction, does not appear to be directly attributable to the distribution,
        the acquisition of HNS, or the rights offering. Please delete this adjustment or tell
        us why you believe it meets the criteria in Article 11 of Regulation S-X.

22.   Pro forma adjustment 10, which eliminates the impairment charge associated with
        the discontinuation of the Spaceway program, does not appear to be directly
        attributable to the distribution, the acquisition of HNS, or the rights offering.
        Please delete this adjustment or explain why it is appropriate.

23.   Pro forma adjustment 11, which eliminates the asset impairment charge
        associated with HNS, does not appear to be directly attributable to the
        distribution, the acquisition of HNS, or the rights offering. Please delete this
        adjustment or explain why it is appropriate.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2005, page 44

24.   To the extent applicable, revise the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 to comply with the above-mentioned comments for the year ended December 31, 2004.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2005, page 47

25.   We refer to pro forma adjustment 7. It is not clear from the table presented how the purchase price of the remaining 50% not already owned by you has been allocated to the assets and liabilities of HNS. Revise to clearly disclose how the pro forma fair value adjustments relate to the purchase price.

26.   We refer to pro forma adjustment 7. Describe for us in sufficient detail, the facts and circumstances that resulted in a purchase price for HNS that is less than the fair value of the acquired assets and liabilities.

27.   We refer to pro forma adjustment 9. The receipt of cash from the rights offering is not a factually supportable event. However, based upon your disclosure on page 43 that the Apollo Stockholders have agreed to purchase all of the shares not subscribed by other stockholders in the rights offering, up to the maximum amount of the Promissory Note, it would be appropriate to present the elimination of the $100 million Promissory Note through the issuance of common stock. Please revise.

28.   We refer to the Apollo financing commitment. In note 9 on page 48 to the pro forma balance sheet, you state that you are assured to receive $100 million in the rights offering, which may be achieved by Apollo exercising their rights to purchase up to the maximum amount of the Promissory Note. However, on page 60, you state that the unconverted principal and interest obligations under the short-term debt financing will be repaid in cash immediately following the consummation of the rights offering. Please clarify what you mean by the statement on page 60 with respect to actual payment of cash to Apollo.

Management's Discussion and Analysis…of Operations of SkyTerra, page 49

Overview, page 49

29.   Please revise SkyTerra's overview section to give a clearer picture as to the business models of each of its complementary companies, including ESP and AfriHUB. Expand your discussion of how these companies fit into SkyTerra's business prior to your planned acquisition of Hughes Networks, the reasons for

the significant decline in demand for ESP's services, and how the operations of SkyTerra's various subsidiaries have changed and will change after the completion of the acquisition of Hughes Networks and the spin-off.

30.   Briefly clarify the significance of the ancillary terrestrial component and various FCC orders to SkyTerra and Mobile Satellite Ventures, including what products the companies hope to offer as a result of the licenses held by MSV.

Management's Discussion and Analysis…of Hughes Networks Systems, page 66

Overview, page 66

Customer equipment financing arrangements, page 69

31.   Disclose the identity of the financial institution that has arranged for Hughes Networks to borrow against future operating lease revenues.

Other businesses, page 70

32.   Briefly describe and explain the operations conducted under the Mobile Satellite business and Carrier Networks business.

Key business metrics, page 70

Market Trends impacting HNS' revenue, page 71

33.   Please revise to discuss the expectation of slower growth rates in service fees relative to global site growth rates, as the company discloses on page 98.

Contractual Obligations, page 87

34.   It does not appear that you have included interest payments on your long-term debt. Please revise the table to include your obligations to pay interest.

Director and Executive Compensation, page 124

2005 Equity and Incentive Plan, page 126

35.   Your company indicates that it plans to make stock option and other stock-based compensation awards under its 2005 Equity and Incentive Plan at or shortly after the completion of the spin-off. Please tell us in response to this comment and discuss in Management's Discussion and Analysis the number and terms of the company's expected stock-based compensation grants. Also, tell us and discuss

in Management's Discussion and Analysis the amount of compensation expense the company expects to incur in connection with the option grants. If no expense will be recognized, please explain why.

36.   Please clarify whether your planned issuance of stock options to purchase your shares of common stock will be in addition to, or in lieu of, the outstanding stock options to purchase SkyTerra's common stock.

Certain Relationships and Related Party Transactions, page 132

37.   With a view towards further disclosure, please tell us what consideration you gave to disclosing certain relationships (as defined in Item 404(b) of Regulation S-K) between Hughes Networks and DirecTV that exist or have existed during the last fiscal year.

Financial Statements

38.   It appears that you should include the financial statements of Hughes Communications, Inc., since this entity will succeed to the operations of SkyTerra. We note from the Form 8-K filed January 4, 2006, that Hughes Communications has entered into a separation and tax sharing agreement with SkyTerra. Revise to disclose in sufficient detail, all contingent liabilities and commitments associated with these agreements.

Condensed Consolidated Financial Statements of SkyTerra Communications, Inc.

Notes to Condensed Consolidated Financial Statements, page F-40

Note 5: Interest in Hughes Network Systems, page F-44

39.   We refer to the incentive plan adopted by HNS in July of 2005. Please tell us if any bonus units have been issued to date.

Condensed Financial Statements of Hughes Network Systems

Notes to Condensed Consolidated Financial Statements, page F-40

Note 3: Basis of Presentation and Summary of Significant Accounting Policies, page F-59

40.   Please tell us whether you defer subscriber acquisition costs only to the extent of the related installation revenue.

Note 4: Basis of Presentation, page F-83

41.   You are required to reflect a reasonable allocation of the costs historically
        incurred by DTVG. Disclose whether the financial statements of Hughes
        Network Systems include all of your costs of doing business, including those
        incurred by DTVG on your behalf. You state that the predecessor financial
        information may not reflect the financial position, operating results and cash flow
        of the company had it been a separate stand-alone entity during the periods
        presented. Tell us how you have complied with SAB Topic 1B.

42.   Further, please revise to disclose the allocation methods used for services
        provided by DTVG and the employee benefit program costs. Revise to include a
        statement regarding management's assertion that the method used is reasonable, if
        true.

43.   Please tell us in your response letter how you complied with question 4 of SAB
        Topic 1B.

Alternate Page for Rights Offering Prospectus

General

44.   Since the Apollo stockholders agreed to exercise their subscription rights,
        including their over-subscription privilege, prior to the filing of the registration
        statement, it appears that the rights and shares issuable upon exercise of the rights
        have already been offered to the Apollo stockholders and Apollo has already
        agreed to purchase the shares underlying the rights. Assuming that you had an
        exemption from registration for the offer, it appears that the sale of the rights and
        shares underlying the rights to the Apollo stockholders should be completed
        privately. Please revise your disclosure to reflect that Apollo will not be receiving
        rights and shares under the registration statement.

Part II, Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

45.   Please consult the revisions to Item 512 of Regulation S-K effective December 1,
        2005 and revise the undertakings section accordingly. Furthermore, please tell us
        in your response letter why you have included the Regulation S-K Item 512(b)
        undertaking for filings incorporating subsequent Exchange Act reports by
        reference. In addition, please explain why you include the undertakings required
        by Item 22(b) and (c) of Form S-4.

Robert C. Lewis
Senior Vice President
Hughes Communications, Inc.
January 4, 2006
Page 10

<center>*   *   *   *</center>

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202)551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Gregory Fernicola
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-2918